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                             August 24, 2021

       Nick Leschly
       Chief Executive Officer
       2seventy bio, Inc.
       60 Binney Street
       Cambridge, MA 02142

                                                        Re: 2seventy bio, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 10
                                                            Submitted August
12, 2021
                                                            CIK No. 0001860782

       Dear Mr. Leschly:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 10

       Business
       Our Approach, page 100

   1. We note your revisions in response to prior comment 3. Please revise your disclosure that you believe that
certain technologies "have the potential" to enable bbT369 to drive rapid tumor clearance, a
hallmark of the CD19 CAR T cell patients who proceed to achieve complete responses, as
this statement still suggests that your product candidate will be effective. You may
provide a summary of the data that you used to draw these
                                                        conclusions, but not
the conclusions or predictions regarding efficacy.
 Nick Leschly
2seventy bio, Inc.
August 24, 2021
Page 2
Our Programs
Multiple Myeloma, page 108

2. We note your revisions in response to prior comment 4. Please remove the disclosure regarding your belief that the clinical endpoints observed in the Phase 1 CRB-402 study for bb21217 were "encouraging."
Strategic Collaborations
BMS, page 110

3. We note your revisions in response to prior comment 5. Please revise to disclose the royalty rate or range and the royalty term, or how the term is determined, for the royalties on U.S. sales that you are eligible to receive should you not exercise your option to co-
       develop and co-promote bb21217 within the U.S. Please also revise to provide the termination provisions for each of the active agreements with BMS.
       You may contact Michael Fay at 202-551-3812 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Irene Paik at 202-551-6553 with any other questions.



                                                             Sincerely,
FirstName LastNameNick Leschly
                                                             Division of
Corporation Finance
Comapany Name2seventy bio, Inc.
                                                             Office of Life
Sciences
August 24, 2021 Page 2
cc:       Gregg L. Katz, Esq.
FirstName LastName